Exhibit 99.1

Q3

2005
THIRD QUARTER REPORT

Biovail Corporation

BIOVAIL

1    BIOVAIL 2005 THIRD QUARTER REPORT

Dear Fellow Shareholders,

        In the third quarter of 2005, Biovail Corporation again executed well against its operational and financial objectives, posting record earnings for the three months ended September 30, 2005. And in keeping with its previously stated commitment to enhance shareholder value, the Company took further steps toward refining and fortifying its business strategy.

        In early September, Biovail achieved a very important milestone in its ongoing effort to develop a portfolio of pain-management products as it received approval from the United States Food and Drug Administration (FDA) for its once-daily, extended-release formulation of tramadol hydrochloride (Tramadol ER). In the second quarter, Biovail received FDA approval for its orally disintegrating tablet formulation of tramadol (Tramadol ODT). On November 3, 2005, Biovail announced that it had entered into a commercial alliance with Ortho-McNeil, Inc., a Johnson & Johnson company, for the marketing and distribution of these two products, which will be known as Ultram® ER and Ultram® ODT (subject to regulatory approval), respectively.

        Under the agreement, which has a 10-year term, Biovail will manufacture and supply Ultram® ER to Ortho-McNeil for marketing and distribution at contractually determined prices, which will be based on Ortho-McNeil's net selling price. The supply prices range from 27.5% to 37.5% of Ortho-McNeil's net selling price, depending on the year of sale, peaking in 2007 and beyond. Biovail will manufacture and supply Ultram® ODT to Ortho-McNeil for marketing and distribution at prices approximately equal to 30% of Ortho-McNeil's net selling price.

        The development of Ultram® ER represents one of Biovail's most ambitious undertakings to date. The Company's development work on tramadol began more than eight years ago in 1997. To support its New Drug Application for extended-release tramadol, Biovail completed four pivotal studies, 12 definitive and five supportive pharmacokinetic studies, in which over 3,000 patients have participated. Today, these achievements have validated our formulation and technological expertise. We've negotiated a very attractive agreement with the ideal partner for these products. The opportunity for Biovail to associate our formulation with a great, well-established brand name like Ultram® will be particularly advantageous in accelerating awareness and market utilization for both the extended-release and orally disintegrating tablet formulations.

        Biovail anticipates that these products will be launched in January 2006.

BIOVAIL 2005 THIRD QUARTER REPORT    2

FINANCIAL PERFORMANCE

        Total revenues for the three months ended September 30, 2005, were $258.1 million, compared with $213.6 million for the third quarter of 2004, an increase of 21%. Total revenues for the nine months ended September 30, 2005 were $647.9 million, compared with $603.8 million for the first nine months of 2004, an increase of 7%.

        Third-quarter 2005 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $101.7 million, compared with $49.6 million for the corresponding 2004 period. For the nine months ended September 30, 2005, net income was $116.5 million, compared with $114.9 million for the same period a year earlier.

        GAAP diluted earnings per share (EPS) for the third quarter of 2005 were $0.64, versus $0.31 for the third quarter of 2004. In the first nine months of 2005, GAAP EPS were $0.73, versus EPS of $0.72 for the first nine months of 2004.

        GAAP net income and EPS figures for the third quarter of 2005 were negatively impacted by a restructuring charge related to the realignment of the Company's U.S. commercial operations group, and a writedown of assets held for disposal. These charges negatively impacted net income by $7.2 million and EPS by $0.05 in the third quarter of 2005.

PRODUCTS

        Product revenues for the third quarter of 2005 were up 21% over the comparable period in 2004, which reflects the strong performances of Wellbutrin XL®, Zovirax and Biovail's generics portfolio. This performance was partially offset by declines in Biovail Pharmaceuticals Canada (BPC) and Legacy products, as well as Teveten revenues following the May 2005 transaction with Kos Pharmaceuticals, Inc. (Kos).

        Revenues for Wellbutrin XL® were $109.3 million in the third quarter of 2005, compared with $86.4 million in the corresponding period in 2004. In the third quarter of 2005, Biovail entered into the third and highest tier of the tiered-pricing agreement with GlaxoSmithKline. In September 2005, Wellbutrin XL® captured 57.9% of the new prescriptions written for the Wellbutrin brand (including generics).

        Revenues for Biovail's Zovirax franchise were $22.8 million in the third quarter of 2005, compared with $9.7 million in the prior-year period, an increase of 134%. Revenues for Zovirax in 2004 were impacted by wholesaler buying patterns. In the third quarter of 2005, Zovirax Ointment and Zovirax Cream held a combined 69.3% share of the topical herpes market, an increase of 3.6 percentage points in market share versus third-quarter 2004 levels.

        Third-quarter 2005 revenues for BPC were $23.4 million, compared with $25.4 million for the corresponding period in 2004. The key performance driver for BPC was the Tiazac® line (including Tiazac® XC), where total prescription volume increased 15%, relative to the corresponding period in 2004. Launched in January 2005, Tiazac® XC continues to perform ahead of expectations. Total prescription volume for Wellbutrin® SR decreased 28% in the third quarter of 2005, versus the comparable 2004 period, as a result of the availability of a generic formulation.

        In the third quarter of 2005, Cardizem® LA generated revenues of $17.3 million, compared with $5.2 million for the corresponding period in 2004. Biovail now manufactures and supplies Cardizem® LA to Kos at contractually determined prices that are in excess of 30% of their net selling prices. The amortization of deferred revenues associated with the Kos transaction positively impacted Cardizem® LA revenues by $3.8 million in the third quarter of 2005.

        Also in the third quarter of 2005, Biovail's Board of Directors approved the divestiture of the Company's Nutravail Technologies division. As such, the carrying value of Nutravail's net assets was written down to their fair value of $3.0 million, resulting in a $6.1 million non-cash charge in the third quarter of 2005.

        Earlier this year, Biovail stated that the Company's Board of Directors was looking at a number of options to unlock the value of the Company's branded off-patent pharmaceutical products or legacy products. We expect to make an announcement with regard to how the Company intends to maximize the value of these assets very shortly.

3    BIOVAIL 2005 THIRD QUARTER REPORT

CORPORATE-GOVERNANCE ENHANCEMENTS

        Biovail continues to make significant progress with its ongoing corporate-governance enhancement initiative. This initiative, which continues as a work in progress, forms an integral part of the commitment to increased investor confidence first announced in June 2004 by Biovail Executive Chairman Eugene Melnyk.

        In October 2005, important third-party validation of the Company's efforts was received as Biovail was listed in the top 75 of The Globe and Mail's annual Board Games — a prestigious ranking of the corporate-governance practices of public companies in Canada. Biovail climbed 79 places in the 2005 rankings, tying for 64th position, and the Company missed inclusion in the top 50 by just three points. Biovail is very proud to be among the most improved companies in the 2005 survey, moving from a total of 63 points in 2004 to 81 points in 2005 — the fourth-biggest point gain of any company surveyed.

        Although much progress has been made, Biovail realizes that much work still needs to be done. The Company is looking to add two more independent directors to the Board. To this end, Egon Zehnder, an executive and director search firm, is working with us to recruit two more industry executives that we hope to have stand for election by our shareholders at Biovail's Annual and Special Meeting of Shareholders in 2006.

LOOKING AHEAD

        Biovail is financially strong. The Company generated cash flows from continuing operations of $122 million in the third quarter of 2005, and ended the quarter with over $320 million in cash. Further, as part of its commercial alliance for tramadol, Biovail received a $60-million supply prepayment from Ortho-McNeil, Inc.

        Thus far in 2005, we have executed to plan. We have grown our business, paid down debt and have the resources to execute our strategies.

        The fact that Biovail has received four product approvals and one tentative product approval to date in 2005 speaks volumes for the breadth and depth of its development pipeline. The achievements are also a testament to the hard work, perseverance and dedication of our 1,700 employees in Canada, the United States, Puerto Rico and Ireland.

        The importance of the agreement between Biovail and Ortho-McNeil for the commercialization of extended-release and immediate-release tramadol in the United States and Puerto Rico cannot be overemphasized. Ortho-McNeil is the best possible partner — and Ultram® is the best possible brand name — for these products. And, of course, Biovail will enjoy the significant competitive advantage that comes from being first to market.

        Our strategy for the rest of 2005 is simple — to execute against our corporate objectives. We will continue to look for opportunities to grow our business and maximize the return on our investments. And most importantly, our goal is to continually demonstrate to investors their confidence in Biovail is justified and well placed.

        On behalf of all Biovail employees, I would like to thank shareholders for their continued support.

Douglas Squires
Chief Executive Officer

BIOVAIL 2005 THIRD QUARTER REPORT    4

CONSOLIDATED BALANCE SHEETS
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	September 30 2005	December 31 2004
ASSETS
Current
Cash and cash equivalents	$326,727	$34,324
Marketable Securities	931	5,016
Accounts receivable	125,716	148,762
Inventories	88,103	110,154
Assets of discontinued operation held for sale	3,865	—
Deposits and prepaid expenses	11,042	16,395

	556,384	314,651

Long-term assets of discontinued operation held for sale	375	—
Long-term investments	76,014	68,046
Property, plant and equipment, net	187,678	186,556
Goodwill	100,294	100,294
Intangible assets, net	874,670	978,073
Other assets, net	117,309	63,440

	$1,912,724	$1,711,060

LIABILITIES
Current
Accounts payable	$36,852	41,120
Accrued liabilities	89,728	82,917
Liabilities of discontinued operation held for sale	1,240	—
Income taxes payable	30,431	24,594
Deferred revenue	23,367	8,141
Current portion of long-term obligations	24,691	33,465

	206,309	190,237

Deferred revenue	97,581	16,525
Deferred leasehold inducements	5,171	4,914
Long-term obligations	422,648	445,471

	731,709	657,147

SHAREHOLDERS' EQUITY
Common shares	1,458,183	1,457,065
Stock options outstanding	1,450	1,450
Deficit	(330,182)	(446,684)
Accumulated other comprehensive income	51,564	42,082

	1,181,015	1,053,913

	$1,912,724	$1,711,060

5    BIOVAIL 2005 THIRD QUARTER REPORT

CONSOLIDATED STATEMENTS OF INCOME
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
REVENUE
Product sales	$244,455	$202,243	$609,505	$572,604
Research and development	7,647	5,432	21,216	12,162
Royalty and other	5,956	5,943	17,201	19,040

	258,058	213,618	647,922	603,806

EXPENSES
Cost of goods sold	51,991	50,111	152,964	158,076
Research and development	19,913	16,979	62,135	49,929
Selling, general and administrative	42,402	68,273	174,263	181,538
Amortization	15,443	16,262	46,818	48,965
Restructuring costs	1,118	—	19,725	—
Write-down (gain on disposal) of assets	—	(1,471)	26,560	(1,471)
Acquired research and development	—	—	—	8,640

	130,867	150,154	482,465	445,677

Operating income	127,191	63,464	165,457	158,129
Interest income	2,386	186	3,676	757
Interest expense	(9,450)	(10,103)	(27,921)	(30,467)
Foreign exchange loss	(1,462)	(802)	(2,153)	(1,158)
Other expense	(271)	—	(804)	(2,434)

Income from continuing operations before provision for income taxes	118,394	52,745	138,255	124,827
Provision for income taxes	9,095	2,100	11,975	5,200

Income from continuing operations	109,299	50,645	126,280	119,627
Loss from discontinued operation	(7,636)	(1,010)	(9,778)	(4,678)

Net income	$101,663	$49,635	$116,502	$114,949

Basic and diluted earnings per share
Income from continuing operations	$0.69	$0.32	$0.79	$0.75
Loss from discontinued operation	(0.05)	(0.01)	(0.06)	(0.03)

Net income	$0.64	$0.31	$0.73	$0.72

Weighted average number of common shares outstanding (000s)
Basic	159,421	158,801	159,402	159,060

Diluted	159,583	158,904	159,491	159,227

BIOVAIL 2005 THIRD QUARTER REPORT    6

CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Nine Months Ended September 30
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$116,502	$114,949
Adjustments to reconcile net income to cash provided by continuing operating activities
Loss from discontinued operation	3,665	4,678
Depreciation and amortization	74,984	64,223
Amortization and write-down of deferred financing costs	2,671	3,510
Amortization of discounts on long-term obligations	1,929	2,438
Write-down (gain on disposal) of assets	26,560	(1,471)
Write-down of assets of discontinued operation	6,113	—
Acquired research and development	—	8,640
Other	652	(823)
Changes in operating assets and liabilities	45,413	(28,731)

Net cash provided by operating activities	278,489	167,413

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of intangible assets, net of withholding tax	98,127	3,000
Acquisitions of intangible assets	(26,000)	—
Additions to property, plant and equipment	(24,121)	(20,178)
Purchase of marketable securities	(6,345)	—
Proceeds from sales and maturities of marketable securities	5,317	—
Acquisition of business, net of cash acquired	—	(9,319)
Acquisition of long-term investments	—	(2,877)

Net cash used in investing activities	46,978	(29,374)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of other long-term obligations	(28,894)	(52,796)
Proceeds (payments) on termination of interest rate swaps	(1,419)	6,300
Repayments under revolving term credit facility, including financing costs	(1,300)	(182,550)
Issuance of common shares, net of issue costs	1,118	3,687

Net cash used in financing activities	(30,495)	(225,359)

Net cash used in discontinued operation	(2,775)	(2,055)

Effect of exchange rate changes on cash and cash equivalents	206	157

Net increase (decrease) in cash and cash equivalents	292,403	(89,218)
Cash and cash equivalents, beginning of period	34,324	133,261

Cash and cash equivalents, end of period	$326,727	$44,043

Shareholder Information	Corporate Information

BIOVAIL CORPORATION	TRADING SYMBOL – BVF

7150 Mississauga Road Mississauga, Ontario Canada L5N 8M5	New York Stock Exchange Toronto Stock Exchange
T: (905) 286-3000 F: (905) 286-3050 E: ir@biovail.com W: www.biovail.com	REGISTRARS AND TRANSFER AGENTS CIBC Mellon Trust Company Toronto, Ontario, Canada Mellon Investor Services, LLC New York, New York, USA
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INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.	The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade™, Biovail®, Cardizem®, CEFORM™, FlashDose®, Glumetza™, Isordil®, Shearform™, Smartcoat™, Tiazac®, Vasotec® and Vaseretic®.
Wellbutrin®, Wellbutrin SR®, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.
All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company for use in certain markets.

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.
Financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.